April 29, 2026

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

       Re: UMH Properties, Inc.
           Form 10-K for the Year Ended December 31, 2025
           Form 8-K filed February 25, 2026
           File No. 001-12690
Dear Anna T. Chew:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2025
Notes to the Financial Statements
Note 1 - Organization, page 72

1. Please revise your financial statement footnote disclosures to provide all segment
       information required under ASU 2023   07 and ASC 280   10   50. We
remind you that the
       guidance in ASC 280   10   50   20 indicates that all public entities
are subject to these
       disclosure requirements, including those with a single reportable segment.
Form 8-K filed February 25, 2026
General

2. In your earnings release, you disclose full year 2026 Guidance for normalized FFO per share without providing a reconciliation to the most directly comparable GAAP measure.
       Please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable effort. Refer to Item
       10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the
 April 29, 2026
Page 2

       Corporation Finance Interpretations ("CFIs") for Non GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction